SembCorp Industries

Rule 12g3-2(b) File No. 825109

30 April 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

C:jesstan/MasnetAnn/SECltr

MASNET No. 97 OF 30.04.2004
Announcement No. 142

SEMBCORP INDUSTRIES LTD

Re-Designation of Ms Low Sin Leng

With effect 1 May 2004, Ms Low Sin Leng, a member of SembCorp Industries' senior management team, will be re-designated from Group Chief Operating Officer to Senior Executive Director, CEO's Office.

In her new capacity, Ms Low will assist the Dy Chairman & CEO, Mr Wong Kok Siew in key corporate projects.

For media and analysts' queries, please contact:

Ms April Lee
Vice President
Group Corporate Relations

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/04/2004 to the SGX

MASNET No. 73 OF 30.04.2004
Announcement No. 118

SEMBCORP INDUSTRIES LTD

CHANGES TO THE BOARD OF DIRECTORS

SembCorp Industries Ltd
(Incorporated in the Republic of Singapore)

CHANGES TO THE BOARD OF DIRECTORS

SembCorp Industries wishes to announce the appointments of Mr Colin Au Fook Yew and Mr Evert Henkes as Directors of the Company from April, 30 2004. Particulars of Mr Colin Au and Mr Evert Henkes are set out in the Masnet Template – Appointment of Independent Director.

SembCorp Industries also wish to announce that Mr Tay Siew Choon and Mr S Iswaran have stepped down as Directors of the Company from April, 30 2004.

The Chairman and Directors of the Board thank Mr Tay Siew Choon and Mr S Iswaran for their invaluable contribution to SembCorp Industries Group.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary

30 April 2004

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/04/2004 to the SGX

MASNET No. 69 OF 30.04.2004
Announcement No. 114

SEMBCORP INDUSTRIES LTD

Resolution Passed

RESOLUTIONS PASSED BY SHAREHOLDERS AT SEMBCORP INDUSTRIES' SIXTH ANNUAL GENERAL MEETING

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, SembCorp Industries wishes to announce that at the Sixth Annual General Meeting of the Company held on April 30, 2004, the proposed resolutions as set out in the Notice of the Sixth Annual General Meeting were duly passed, without any modification.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary
April 30, 2004

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/04/2004 to the SGX

MASNET No. 101 OF 30.04.2004
Announcement No. 146

SEMBCORP INDUSTRIES LTD

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 29/04/2004

2. Name of Director: Wong Kok Siew

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 29/04/2004

2. Name of Registered Holder: Wong Kok Siew

3. Circumstance(s) giving rise to the interest or change in interest: Others
Please specify details: Exercise of Share Options granted pursuant to SCI's Share Option Plan

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	836,446
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	100,000
As a percentage of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.98
No. of shares held after the change:	936,446
As a percentage of issued share capital:	0

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

No. of shares held after the change: **As a percentage of issued share capital:**	936,446 0	

[Enter any additional comments here]

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/04/2004 to the SGX

MASNET No. 77 OF 30.04.2004
Announcement No. 122

Announcement Of Appointment Of Independent Director

Date of appointment:	30/04/2004
Name:	Evert Henkes
Age:	61
Country of principal residence:	United Kingdom
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	Retired since 1 May 2003 1998 to 2003 1st Global CEO Shell International Chemicals Ltd 1995 to 1998 Director Strategy & Business Services Shell International Chemicals Ltd 1992 to 1995 President Billiton Metals Shell Worldwide Metal Business

Other directorships

Past (for the last five years)

1) Shell Chemicals Ltd
2) BASF, Basell

Present

1) Outokumpu Ojy
2) Tate & Lyle Plc
3) BPB Plc
4) CNOOC Ltd

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) **Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?**
○ Yes ● No

(b) **Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?**
○ Yes ● No

○ Yes ● No

(d) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?
○ Yes ● No

(e) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?
○ Yes ● No

(f) Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?
○ Yes ● No

(g) Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

(h) Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?
○ Yes ● No

(i) Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?
○ Yes ● No

(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or
(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
○ Yes ● No

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/04/2004 to the SGX

SEMBCORP INDUSTRIES LTD

Announcement Of Appointment Of Independent Director

Date of appointment:	30/04/2004
Name:	Au Fook Yew, Colin
Age:	55
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	*1 Aug 2003 to present* Corporate Advisor Temasek Holdings (Private) Limited *15 July 2003 to present* President & CEO Tropical Island SARL, Luxembourg *1 Feb 1991 to 16 Nov 2000* Executive Director Genting Berhad *31 Dec 1997 to 16 Nov 2000* President & CEO Star Cruises Limited *1 Nov 1993 to 16 Nov 2000* Managing Director Genting International PLC

<u>Other directorships</u>

Past (for the last five years)

9 May 2003 to 15 June 2003
Director
Changi International Airport Services Pte Ltd

26 September 1994 to 16 November 2000
CEO/Director
Star Cruises Limited

21 September 1993 to 27 June 2000
Director
Inter-Ocean Limited

29 October 1993 to 27 June 2000
Director
Star Cruise Services Limited

21 September 1993 to 27 June 2000
Director
Star Cruise Management Limited

1 March 1993 to 16 November 2000
Director
Star Cruise Investments Limited

15 October 1996 to 27 June 2000
Director

13 October 1993 to 25 April 2000
Director
Star Cruise Pte Ltd

12 April 1999 to 16 November 2000
Director
American Cruises Inc.

19 September 1997 to 7 November 2003
Director
Manhattan Cruises Inc.

8 July 1988 to 27 June 2000
Director
Genting International Properties Limited

15 November 1982 to 16 November 2000
Director
Genting Australia Pty Ltd

27 January 1988 to 16 November 2000
Director
Genting Australia Investments Holding Pty Ltd

5 June 1986 to 16 November 2000
Director
Genting (NSW) Pty Ltd

26 June 1989 to 21 November 2000
Director
Genting Management (Western Australia) Pty Ltd

7 November 1984 to 21 November 2000
Director
Genting (South Australia) Pty Ltd

18 January 1985 to 21 November 2000
Director
Genting (Western Australia) Pty Ltd

25 July 1981 to 16 November 2000
Director
Tileska Pty Ltd

15 June 1990 to 16 November 2000
Director
Ambadell Pty Ltd

26 July 1990 to 16 November 2000
Director
Ambadell Management Pty Ltd

28 October 1991 to 16 November 2000
Director
Borstream Pty Ltd

28 October 1991 to 16 November 2000
Director
Earthtex Pty Ltd

25 January 2000 to 27 June 2000
Director
Resorts World Limited

Director
Bandar Pelabuhan Sdn Bhd

29 May 1995 to 16 November 2000
Director
Resorts World Properties Sdn Bhd

12 May 1986 to 16 November 2000
Director
Genting Berhad

18 August 1994 to 16 November 2000
Director
Genting Sanyen Power Sdn Bhd

29 January 1992 to 16 November 2000
Director
Genting Hotel & Resorts Management Sdn Bhd

28 March 1988 to 27 June 2000
Director
Genting Overseas Holdings Limited

24 October 1986 to 16 November 2000
Director
Genting International P.L.C

15 October 1996 to 27 June 2000
Director
Genting International Management Limited

29 October 1990 to 27 June 2000
Director
Palomino Limited

19 August 1991 to June 2000
Director
Woodbery Limited

20 October 1994 to June 2000
Director
Genting International Resort Limited

26 August 1992 to June 2000
Director
Genting International Manufacturing and Industries Limited

1 February 1989 to 16 November 2000
Director
Genting International Public Ltd Co.

7 June 1985 to 22 November 2002
Director
Interstellar Sdn Bhd

12 July 1991 to 16 November 2002
Director
Kien Huat Realty Limited

10 March 1993 to 16 November 2002
Director
Kien Huat Realty II Limited

29 April 1994 to 16 November 2000

Genting Cambodia Limited

10 September 1991 to 16 November 2000
Director
Hawarden Limited

10 September 1991 to 16 November 2000
Director
Commodore Limited

10 April 1991 to 16 November 2000
Director
Pyrovest Corporation

29 August 1991 to 16 November 2000
Director
Two Trees General Partner I, Inc

4 September 1991 to 16 November 2000
Director
Two Trees General Partner II, Inc

4 September 1991 to 16 November 2000
Director
Two Trees General Partner III, Inc

Present

9 May 2003 to present
Chairman
CIAS International Pte Ltd

16 June 2003 to present
Chairman
Changi International Airport Services Pte Ltd

July 2003 to present
Director
Central Pacific Assets Limited & Subsidiaries

8 July 2003 to present
Director
Tropical Island SARL, Luxembourg

July 2003 to present
Managing Director
Tropical Island Management GMBH

July 2003 to present
Managing Director
Tropical Island Holding GMBH

10 July 2003 to present
Director
AU Leisure Investments Pte Ltd

10 July 2003 to present
Director
AU Leisure Investments Pte Ltd

1 February 1993 to present
Director
Bolten Limited

Shareholding in the listed issuer and its subsidiaries: None

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries: None

Conflict of interest: None

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?
○ Yes ● No

(b) Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?
○ Yes ● No

(c) Whether there is any unsatisfied judgment against him?
○ Yes ● No

(d) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?
○ Yes ● No

(e) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?
○ Yes ● No

(f) Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?
○ Yes ● No

(g) Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

(h) Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?
○ Yes ● No

(i) Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?
○ Yes ● No

(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or

(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
○ Yes ● No

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/04/2004 to the SGX